     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 2, 1999

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13E-4

                         Issuer Tender Offer Statement
     (Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)

                               (Amendment No. 1)

                           WESTMORELAND COAL COMPANY
                (Name of the Issuer and Person Filing Statement)

              DEPOSITARY SHARES, EACH REPRESENTING ONE QUARTER OF
          A SHARE OF SERIES A CONVERTIBLE EXCHANGEABLE PREFERRED STOCK
                         (Title of Class of Securities)

                                 960878  30  4
                     (CUSIP Number of Class of Securities)

                             THEODORE E. WORCESTER
                SENIOR VICE PRESIDENT OF LAW AND ADMINISTRATION
                              AND GENERAL COUNSEL
                           WESTMORELAND COAL COMPANY
                          2 NORTH CASCADE, 14TH FLOOR
                        COLORADO SPRINGS, COLORADO 80903
                                 (719) 442-2600
  (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person Filing Statement)

                Please Address a Copy of All Communications to:

         MICHAEL J. LEVITIN                            ROBERT M. CHILSTROM
 WINTHROP, STIMSON, PUTNAM & ROBERTS                    ERIC J. FRIEDMAN
     1133 CONNECTICUT AVENUE, NW            SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
       WASHINGTON, D.C.  20036                          919 THIRD AVENUE
           (202) 775-9800                             NEW YORK, N.Y.  10022
                                                        (212) 735-3000

                    ________________________________________


                                 MARCH 10, 1999
     (Date Tender Offer First Published, Sent or Given to Security Holders)

                           CALCULATION OF FILING FEE

--------------------------------------------------------------------------------
      TRANSACTION VALUATION                          AMOUNT OF FILING FEE
--------------------------------------------------------------------------------
         $19,999,989*                                      $4,000.00**
--------------------------------------------------------------------------------

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.


Amount Previously Paid:  $4,000.00              Filing Party:  N/A
Form or Registration Nos.:  N/A                 Date Filed:  N/A

*  Assumes purchase of 1,052,631 depositary shares at $19.00 per share.
** Calculated based on the transaction value multiplied by one-fiftieth of one percent.

      This Amendment No. 1 amends the Issuer Tender Offer Statement on Schedule 13E-4 initially filed on March 10, 1999 (as amended, the "Schedule 13E-4") by Westmoreland Coal Company, a Delaware corporation (the "Company"), relating to the Company's offer to purchase up to 1,052,631 Depositary Shares, each representing one quarter of a share of Series A Convertible Exchangeable Preferred Stock of the Company. Unless otherwise defined herein, all capitalized terms used herein shall have the respective meanings given such terms in the Schedule 13E-4.

ITEM 8.  ADDITIONAL INFORMATION.

      Item 8(e) is hereby amended as follows:

      On March 16, 1999, the Company completed the sale of its remaining interest in the Rensselaer cogeneration project. The completion of this transaction was a condition to the closing of the Offer. This condition has now been satisfied.

      Pages 2 and 3 of the cover page to the Offer to Purchase are amended by deleting the caption, "Cautionary Statement on Forward-Looking Statements," and the paragraph immediately following such caption.

      Page 9 of the Offer to Purchase is amended by deleting the first paragraph under the caption, "Sale of the Company's interest in the Rensselaer project," and inserting in lieu thereof the following:

           On March 16, 1999, the partnership that owns the Rensselaer project completed the sale of its remaining interest in the project. Through WEI, the Company owns a 50% interest in that partnership. (This transaction is referred to as the "Rensselaer Phase II Transaction" to distinguish it from the transaction involving the Rensselaer project that occurred in the summer of 1998.) Westmoreland's projected share of the net proceeds from this transaction is in excess of $33 million. The closing of the Rensselaer Phase II Transaction was a condition to the closing of the Offer, which has now been satisfied.

      On page 9 of the Offer to Purchase, immediately following the caption "Certain Effects of the Offer; Plans of the Company after the Offer", the following paragraph is inserted:

           If the Company purchases 1,052,631 Depositary Shares pursuant to the Offer, then upon the retirement of the Series A Preferred Stock represented by such Depositary Shares, the amount of accumulated but unpaid dividends will be reduced from $20,771,875 to $11,265,301 and the Company's quarterly dividend requirement will be reduced from $1,221,875 to $662,665.

      Pages 23 through 25 of the Offer to Purchase are amended as follows:

      (i) On page 23, the paragraph immediately following the caption, "SECTION
8.  CERTAIN CONDITIONS OF THE OFFER," is amended to read as follows:

           Notwithstanding any other provision of the Offer, and in addition to (and not in limitation of) the Company's right to extend or amend the Offer at any time in its reasonable discretion, but subject to the terms and conditions of the Master Agreement, the Company shall not be required to accept for payment or make payment for any Depositary Shares tendered, and may terminate or amend the Offer, if on or prior to the Expiration Date any of the following shall have occurred (or shall have been determined by the Company to have occurred):

      (ii) On pages 23 through 25, in paragraphs (a) through (f) and in the carryover paragraph at the top of the page, the phrase "sole judgment" is deleted each time it appears and the phrase "reasonable judgment" inserted in lieu thereof.

      (iii) On page 25, in the first sentence in the first full paragraph beginning on that page, the phrase "sole judgment" is deleted and the phrase "reasonable judgment" inserted in lieu thereof.

      The next to last paragraph on page 26 of the Offer to Purchase is deleted and the following paragraph inserted in lieu thereof:

           The payment of $19.00 per Depositary Share shall be in full satisfaction of claims to cumulative dividends on the Depositary Shares that have not previously been paid. Accordingly, no person will be entitled to receive accumulated but unpaid dividends with respect to Depositary Shares (or the Series A Preferred Stock represented thereby) purchased in the Offer. Under the terms of the Master Agreement, the Company is prohibited from paying a dividend until June 30, 1999, and the Company has no intention of declaring or paying a dividend during this tender offer.

      On page 29 of the Offer to Purchase, in the second paragraph under the caption "Summary Unaudited Pro Forma Financial Data," the word "is" is deleted and the word "was" substituted in lieu thereof, so that such paragraph now reads as follows:

           The unaudited pro forma financial data gives effect to the purchase of 1,052,631 Depositary Shares for $20 million and the sale of the remaining assets of the Rensselaer project, since the purchase of the shares was contingent upon the completion of the sale of the Rensselaer project.

      On page 31 of the Offer to Purchase, under the caption "SECTION 11. SOURCE AND AMOUNT OF FUNDS", the following sentence is added at the end of the sole paragraph constituting such section:

      The closing of the Rensselaer Phase II Transaction took place on March 16, 1999.

      On page 4 of the Letter of Transmittal, the last sentence in the next to the last paragraph is deleted and the following sentence inserted in lieu thereof:

      The undersigned understands and agrees that if the Company accepts the tender of such Depositary Shares, all claims by and rights of the undersigned or any other person to receive dividends (including accumulated but unpaid dividends) with respect to the Depositary Shares (or the Series A Preferred Stock represented by such Depositary Shares) purchased by the Company are forever extinguished and that the payment of $19.00 per Depositary Share is in full satisfaction of all claims to accumulated but unpaid dividends on the Depositary Shares (and the Series A Preferred Stock represented thereby) purchased in the Offer.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

      Item 9(a) is hereby amended to add the following: Press release issued by the Company on March 16, 1999 (Exhibit 99.I).

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 2, 1999

                              WESTMORELAND COAL COMPANY


                              By: /s/ Robert J. Jaeger
                                 -----------------------------
                              Name:  Robert J. Jaeger
                              Title: Senior Vice President of Finance and
                                     Treasurer

                               INDEX TO EXHIBITS


                                                                                PAGE IN SEQUENTIALLY
EXHIBIT                             DESCRIPTION                                     NUMBERED COPY
--------  ----------------------------------------------------------------     ----------------------
99.I      Press Release issued by the Company on March 16, 1999.

                   [Letterhead of Westmoreland Coal Company]



                                  Westmoreland
                          Sells Interest In Rensselaer
                              Cogeneration Project


Colorado Springs, CO -- March 16, 1999 -- Westmoreland Coal Company (OTC Bulletin Board: WMCL) announced today that its affiliate LG&E-Westmoreland (the "Partnership") has completed the sale of all of its remaining interest in its
79.6 MW natural gas fired cogeneration project in Rensselaer, New York, to Fulton Cogeneration Associates, L.P., ("Fulton"), an affiliate of The Coastal Corporation. The Partnership is 50% owned by Westmoreland Energy, Inc. ("WEI"), a wholly-owned subsidiary of Westmoreland Coal Company, and 50% owned by LG&E Power, Inc. Closing of the transaction occurred simultaneously with yesterday's execution of the definitive purchase agreement. Westmoreland's projected share of the net proceeds is in excess of $33 million.

"We are very pleased with the additional value Westmoreland will realize from this strategic sale," said Christopher K. Seglem, Chairman, President and CEO. "We are always looking for ways to maximize the return to our shareholders and this sale provided a great opportunity to do so. WEI and LG&E Power are to be congratulated for developing such an outstanding project. As promised to our shareholders, we are proceeding with a tender to buy back close to one half of our preferred shares for cash at a premium to market."

In June, 1998, LG&E-Westmoreland restructured the Rensselaer Project's power purchase agreement with Niagara Mohawk Power Company ("NIMO") in return for cash and a transitional power purchase agreement with NIMO. After the Partnership paid debt obligations and satisfied certain other liabilities, Westmoreland received net cash proceeds of approximately $30 million. Thus, Westmoreland's total proceeds from the restructuring and subsequent sale of Rensselaer Project (which included the transitional power purchase agreement with NIMO) exceeds $63 million.

Westmoreland Coal Company, headquartered in Colorado Springs, CO is currently engaged in Powder River Basin coal mining, independent power production and coal shipping and terminal facility operations. Westmoreland owns interests in seven domestic independent power projects through its wholly owned subsidiary, Westmoreland Energy, Inc.


                                     # # #

           For further information contact Diane Jones (719) 442-2600